Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No.3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel: +91 40 4900 2900

Fax:+91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

November 20,2018

Corporate Relationship Department BSE Limited Dalal Street, Fort Mumbai – 400 001 Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	National Stock Exchange of India Ltd. “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051 Fax Nos.: 022-26598120 / 26598237/ 26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces favorable outcome in Buprenorphine and Naloxone Sublingual Film patent litigation”.

This is for your information and record.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal

Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces favorable outcome in
Buprenorphine and Naloxone Sublingual Film patent litigation

Hyderabad, India, November 20, 2018

Hyderabad, India and Princeton, NJ, USA. November 20, 2018 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) announced today that the United States Court of Appeals for the Federal Circuit issued a decision in favor of Dr. Reddy’s Laboratories Inc., concluding that Indivior had not shown that it is likely to succeed on the merits of its infringement case on U.S. Patent No. 9,931,305. This decision vacates the District Court’s preliminary injunction that had prohibited Dr. Reddy’s from selling its generic version of Suboxone® (buprenorphine and naloxone) sublingual film. As a result of today’s ruling, Dr. Reddy’s will resume its launch activities as soon as permitted.

A company spokesperson stated, “We are pleased with the decision of the appellate court in Dr. Reddy’s favor, vacating the preliminary injunction that had prevented Dr. Reddy’s from bringing this important drug to the public. We are committed to providing affordable and innovative medicines that address the unmet and under-met needs of patients around the world and in particular look forward to taking the lead in helping to fight Opioid Use Disorder.”

In June, the U.S. Food and Drug Administration (USFDA) approved Dr. Reddy’s Buprenorphine and Naloxone Sublingual Film, in four strengths including 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg, for sale in the U.S. market. The product was launched immediately after approval, with sales and commercialization activites halted as a result of a court-imposted temporary restraining order (TRO) against Dr. Reddy’s. The TRO did not include a prohibition on commercial manufacturing of the product.

Please click below for full Prescribing Information including Medication Guide.

http://www.drreddys.com/pi/Buprenorphine_and_Naloxone_Sublingual_Film_2mg-0.5mg_and_8mg2mg_Prescribing_Information.pdf

http://www.drreddys.com/pi/Buprenorphine_and_Naloxone_Sublingual_Film_4mg-1mg_and_12mg3mg_Prescribing_Information.pdf

Suboxone® is a registered trademark of Indivior UK Ltd.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.